  AMENDED  EXHIBIT 11

     Information for Computation of Earnings per Share

     The numerators and denominators of basic and fully diluted earnings per share are as follows:

	Nine months ended September 2000	Period from Inception (March 18, 1999) to September 30, 1999
			Three months ended September 30
			2000	1999
Net loss allocable to common denominator (numerator)	$(14,298,938)	$(10,372,514)	$(5,821,450)	$(6,442,663)
Share used in the calculation (denominator)
Weighted average shares outstanding	100	100	100	100
Effect of diluted stock options
Fully diluted shares	100	100	100	100

Basic earnings per share	(142,989)	$(103,725)	$(58,214)	$(64,427)

Fully diluted earnings per share	$(142,989)	$(103,725)	$(58,214)	$(64,427)